October 23, 2006

Mail Stop 4561

By U.S. Mail and facsimile to (212) 272-8904

Mr. Samuel L. Molinaro, Jr.
Executive Vice President and Chief Financial Officer
The Bear Stearns Companies Inc.
383 Madison Avenue
New York, New York 10179

Re: The Bear Stearns Companies Inc.
Form 10-K filed February 13, 2006
File No. 1-8989

Dear Mr. Molinaro:

        We have reviewed your response letter dated June 29, 2006 and have the following additional comment. Where indicated, we think you should revise your future filings in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision to future filings is unnecessary. Please be as detailed as necessary in your explanation. Our comments asks you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

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Form 10-K for the Fiscal Year Ended November 30, 2005

Annual Report

Consolidated Financial Statements

Consolidated Statements of Income, page 77

1.   We note your response to comment four from our letter dated May 30, 2006 in
        which you state that since your portfolio had become more material, you decided
        that all MSR related activity should be presented on the same line item. In your
        response, you also describe various other expenses which you currently net
        against various revenue sources. In the interest of transparency to financial
        statement users, please tell us and revise your accounting policy footnotes in
        future filings to describe both the nature and amount of expenses netted against
        each type of revenue. For example, to the extent material, revise future filings to
        disclose the amount of amortization of mortgage servicing rights as well as costs
        associated with mortgage securitization transactions, successful equity and debt
        underwriting activities, and merger and advisory transactions. Your response
        should provide us with drafts of the proposed revisions you intend to include in
        future filings.

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        As appropriate, please respond to this comment within 10 business days or tell us
when you will provide us with a response. Please furnish a detailed letter that keys your
response to our comment and provides any requested supplemental information. Please
understand that we may have additional comments after reviewing your response to our
comment.

        You may contact Lisa Haynes, Senior Staff Accountant at (202) 551-3424 or me
at (202) 551-3492 if you have questions.

                                                        Sincerely,

                                                        John P. Nolan
                                                        Accounting Branch Chief